Thelen Reid & Priest LLP Attorneys At Law 875 Third Avenue New York, NY 10022-6225 Tel. 212.603.2000 Fax 212.603.2001 www.thelenreid.com

March 2, 2006

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re:          MTM Technologies, Inc.
Registration Statement No. 333-131089

Dear Sirs and Madams:

On behalf of our client, MTM Technologies, Inc. (the “Company”), we are transmitting herewith an amended Registration Statement (Amendment No. 1) on Form S-3 of the Company (“Amendment No.1”).

The Company’s response to the comments of the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter of Mark P. Shuman Branch Chief-Legal, dated February 8, 2006 (the “Comment Letter”) (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

1.	Revised disclosure with respect to the Selling Securityholders has been provided on pages 30, 31 and 35.

2.	Item 17 has been revised.

3.	A legal opinion has been included as Exhibit 5.1.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective on March 3, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

1.
should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

3.
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

VIA EDGAR
March 2, 2006

Kindly direct any comments you may have regarding the revised Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

Thank you for your attention to this matter.

Kind Regards,

/s/ Tammy Fudem

Tammy Fudem

cc: John Kohler
Ann Gill